December 19, 2024

Dale Schwartz
Chief Executive Officer
Pinstripes Holdings, Inc.
1150 Willow Road
Northbrook , IL 60062

        Re: Pinstripes Holdings, Inc.
            Registration Statement filed on Form S-1
            Filed December 18, 2024
            File No. 333-283881
Dear Dale Schwartz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services